

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

By U.S. Mail and facsimile 011-91-22-2653-1122

Ms. Chanda Kochhar
Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai, India 40051

> **Re: ICICI Bank Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **Filed September 29, 2009**
> **File No.1-15002**

Dear Ms. Kochhar:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F filed for the Fiscal Period Ended March 31, 2009

Operating and Financial Review and Prospects

Off Balance Sheet Items, Commitments and Contingencies

Guarantees, page 116

1. In order for a reader to more clearly understand the nature of and the Company's responsibility under these guarantees, please revise to provide the following in future filings:

   - Address the reasons for entering into these types of guarantor arrangements;
   - Consider providing a table which breaks down the company's exposure determined by related loan type;
   - Consider providing a rollforward of activity for the periods being presented which reflects additions, deletions, payments, settlements, etc.;
   - Identify the company's guarantor exposure when the related loan(s) is considered to be nonperforming or restructured;
   - Address whether the company's guarantee changes or is revised when a related loan is restructured;
   - Address the steps taken by the Company to mitigate risk once it has been determined that potential exposure exists due to the borrower's risk profile deteriorating; and
   - Address related party guarantees as part of the information to be presented.

Fiscal 2009 Compared with Fiscal 2008

Treasury, page 123

2. In your discussion of the reasons for the changes in non-interest income when comparing fiscal 2009 to fiscal 2008 you address the reversal of derivative income where receivables are overdue 90 days and the mark to market provisioning on security receipts. Please provide us with additional information which addresses the following:

   - Quantify the monetary amount of derivative income reversed and the reasons for the reversal;
   - Quantify the monetary amount of the mark to market adjustments recorded on the security receipts;
   - Address the nature and terms of both types of receivables; and
   - Address the processes undertaken by the company in evaluating their collectability.

Schedules forming part of the Consolidated Accounts

Significant Accounting Policies

Note 13 – Investments

f) Repurchase and Reverse Repurchase Transactions, page F-32

3. We note your disclosure here and on page F-60 that you account for repurchase transactions in accordance with Reserve Bank of India guidelines. In an effort to help us

understand your disclosure, please tell us and revise your future filings to address the following:

- Explain how repurchase transactions are reported under Indian GAAP and clarify your accounting policy (e.g. sales, collateralized financings, etc.);
- If you have accounted for any of these transactions as sales for accounting purposes in any period for which your financial statements have been presented and quantify such amounts; and
- Compare and contrast Indian GAAP to U.S. GAAP (refer to ASC 860). In this regard, if the accounting treatment differs explain why there would be no reconciling item identified in Note 21 (Differences between Indian GAAP and U.S. GAAP).

Schedules forming part of the Consolidated Financial Statements

Note 21 – Differences between Indian GAAP and U.S. GAAP

a) Allowance for loan losses, page F-86

4. Explain to us in greater detail why the impact of the differences in accounting for the provision associated with troubled debt restructurings would have a positive/favorable impact reducing the determination of the ALLL under U.S. GAAP.

h) Accounting for securitizations, page F-93

5. So that we may have a better understanding of the reasons and the basis for having both a positive and a negative impact on net income, provide us with additional information addressing the reasons for positive/favorable impact on net income in fiscal periods 2007 and 2008 and the reasons for a negative/unfavorable impact in fiscal 2009.

Note 22 – Notes under U.S. GAAP

General

6. We note your disclosures under "Legal and Regulatory Proceedings" beginning on page 81 regarding the various litigation related matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

    (i)   the possible loss or range of loss; or
    (ii)   a statement that an estimate of the loss cannot be made.

In this regard, we do not believe that general boilerplate disclosure indicating that judgments or settlements based on consultation with counsel will not have a material adverse effect on your result of operations, financial condition or liquidity satisfies the criteria in ASC 450. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please provide us with and revise your disclosures, in future filings, to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50 within the footnote.

* * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief